Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: November 13, 2013

ADVERTISEMENT

This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus expected to be published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

Excerpts from Wells Fargo Technology, Media & Telecom Conference

11-12-13

Jennifer Fritzsche – Wells Fargo - Analyst

Can you talk a little bit about the transaction close, we know it is first quarter. But can you give an update about specific timing, January, late in the quarter?

Fran Shammo - Verizon Communications Inc. - EVP & CFO

On the Vodafone front, obviously we don’t have the transaction closed yet. We have filed all the necessary documents with the FCC and the DOJ and we are right on schedule with that. We have filed all the necessary documents with the Securities and Exchange Commission and we are in comment review with them as well. So right now we are right on target with where we thought we would be. And the next step will be to coordinate our proxy filings with Vodafone so that we go at the same time. And time frame for shareholder vote will be sometime in January if everything goes according to plan. So we are still right on schedule to close sometime in the first quarter.

Jennifer Fritzsche –Wells Fargo - Analyst

Can you talk a little bit about the flow back? We know there are some European funds that cannot own US domiciled companies. What is your estimate about the flow back you will see from the close of this deal?

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Well, this one is really a difficult one to get your arms around because, as we have been out and about talking to our shareholders, Vodafone shareholders, there may be funds within the Vodafone shareholder base that their fund can’t hold it but one of the other funds in the house can. But as we got under this with a lot of detailed work the net flow back after you think about number of shares that have to be sold, number of index funds that have to buy, we believe it is around 300 million shares. So if you think about 300 million on a base of about 4.1 billion shares outstanding, if you look at our daily volume at that point in time you can make an argument that it will clear itself within 27 days. We are telling everybody about 90 days because some Vodafone shareholders actually can hold the stock up to six months even though they have to divest. So we think it will be fairly quick. And the other thing is it is hard to determine because once we announced, a lot of people went proactively to the market and either hedged their position or shorted their position. So some of that flow back has already happened within the stock price. So it is hard to determine exactly how much of that will impact but we think it is pretty minimal.

Jennifer Fritzsche – Wells Fargo - Analyst

Once complete, can you describe the opportunity you have with One Verizon, now owning 100% of the asset? I know there’s not real synergies, but can you talk about the opportunity for margin?

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Sure, so from an opportunity perspective we have not included any hard synergy costs in the buyout of the Vodafone share. And part of that is because although there is a little bit, there is really not that much; there is no integration here per se. But the one thing though — and before I get into it, I don’t want to make the sound like Vodafone stopped us from doing anything we needed to with Verizon Wireless. They never did, they were a great partner. We created a lot of value. But within- internally at Verizon, something we never really talked about externally was we always had this false wall up between the two entities. So you had Wireless who was owned 45% by Vodafone and then there was a wall and that wall was governance and affiliate transactions. And you had the rest of the company over here. And the easiest way I can explain this is if you look at our product called Home Phone Connect, which was developed on the Wireless side of the house, this is the product that you plug into your wall at home, it converts the inside of your copper wire to an LTE network for voice. So in essence it is a copper voice replacement product. Now you would think that we would be able to take that same product and market it on the wireline side of the house. But we were prohibited because of governance and affiliate transactions. So the wireline business went out and developed their own product called Voice Link, which now they sell into their copper and DSL customers. So when you think about the inefficiency of creating two separate products to ultimately go to your end consumer, that is a pretty inefficient way to develop product development. So when this governance affiliate transaction wall takes away you then can become a much more efficient company to launch one product to your customer, whether it is a wireline product or a Wireless product. You can do things more efficiently inside your company where if someone wants to buy backhaul from wireline it is not -- you go through an RFP process, it is the lowest price. If wireline doesn’t match it you go to a third party. So there is a lot of things that were behind the scenes that really created a lot of inefficiency and mostly to the detriment of wireline. So when this goes away Lowell and I believe we call it the soft synergies of the new Verizon that we believe that we can create here.

Jennifer Fritzsche – Wells Fargo - Analyst

I wanted to get a little into cash flow. Obviously pretty soon you are going to be owning 100% of a cash flow machine. I know delevering is the near-term focus, but can you talk about uses of cash longer-term?

Fran Shammo - Verizon Communications Inc. - EVP & CFO

Yes, so I think there is really four main focuses that we have for cash. The first is we will continue to invest in our platforms and our network, we will then buy spectrum where we need to. We are not going to sit on the sidelines; you will see us do some fill-in acquisitions here and there but nothing major. These are very small acquisition type things. And then of course the top priorities will be to continue our dividend policy and to delever the balance sheet. And what we said is once we acquire Vodafone Lowell and I committed that within four to five years we would be back to an A minus company from a rating perspective. So that should give you confidence of the fact that we are going to delever, that is a major priority of ours, the dividend policy is important to our equity holders and of course we need to invest in the future. So they are really the three major priorities for cash right now.

FORWARD-LOOKING STATEMENTS

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “preliminary prospectus”). Verizon has also filed with the SEC a preliminary proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “preliminary proxy statement”). The registration statement on Form S-4 has not yet been declared effective and the preliminary prospectus and the preliminary proxy statement are not yet final and will be further amended. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the preliminary prospectus, the preliminary proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transaction contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Verizon with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2013, which is filed with the SEC.